Exhibit 5.1

June 12, 2008

Board of Directors of MotivNation, Inc.
MotivNation, Inc.
c/o 18101 Von Karman Avenue, Suite 330
Irvine, California  92612

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by MotivNation, Inc. (the “Company”) of a registration statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission registering the offering of up to 5,000,000 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), pursuant to the Company’s 2008 Consultant and Legal Services Plan (the “2008 CLSP Shares”).

In connection with this opinion, we have examined the Registration Statement and related prospectuses, the Company’s Certificate of Incorporation, as amended, and Bylaws, as amended, the Company's 2008) Consultant and Legal Services Plan (the “2008 CLSP”), and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the 2008 CLSP Shares when sold and issued in accordance with the 2008 CLSP, the Registration Statement and related prospectuses, will be validly issued, fully paid, and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

Naccarato & Associates,

/s/ Owen Naccarato
____________________
By: Owen Naccarato, Esq.